GUARANTEED MINIMUM DEATH BENEFIT RIDER

This rider forms a part of the Policy and is subject to its terms except to the extent this rider changes the terms. The effective date of this rider is the Policy Date shown on the Policy Schedule.

Guaranteed Period: The Guaranteed Period begins on the Policy Date. The date the Guaranteed Period ends is shown on the Policy Schedule or, if earlier, the date this rider terminates.

Guaranteed Minimum Death Benefit: The Policy's Specified Amount will be guaranteed as the minimum Death Benefit during the Guaranteed Period if You meet the Premium Requirement described below. By meeting the Premium Requirement, the Policy and any Riders will not lapse even if the Policy's Cash Surrender Value is not sufficient to cover the Monthly Deduction on a Monthly Anniversary Day during the Guaranteed Period.

Premium Requirement: The Premium requirement must be met on each Monthly Anniversary Day. The requirement is met if the total Premiums paid during the Guaranteed Period are at least as large as:

1)   the cumulative Guaranteed Minimum Death Benefit Premiums; plus

2)   all partial surrenders made during the Guaranteed Period; plus

3)   any Indebtedness.

The initial monthly Guaranteed Minimum Death Benefit Premium is shown on the Policy Schedule.

Cumulative Guaranteed Minimum Death Benefit Premiums equal (a) times (b) where;

(a)  is the number of Monthly Anniversary Days that have occurred plus one; and

(b)  is the Guaranteed Minimum Death Benefit Premium.

If there are any changes in the Guaranteed Minimum Death Benefit Premium, the cumulative Premiums will then equal (c) plus (d) where:

(c)  is (a) times (b) above; and

(d) is the change in the Guaranteed Minimum Death Benefit Premium times the number of Monthly Anniversary Days that have occurred starting with the effective date of the change.

Changes that Affect the Premium Requirement: The monthly Guaranteed Minimum Death Benefit Premium will change if: 1) the Specified Amount is increased or decreased for any reason; 2) the Death Benefit Option is changed; 3) riders are added, deleted or changed; or 4) rate class changes.

As stated above, the Premium Requirement is affected by any cash surrenders or loans on your Policy. Also, additional Premium may be required on the date of change in order to meet the new Premium Requirement.

Notice: If on any Monthly Anniversary Day the Premium Requirement is not met, We will send You a notice. If the Premium is not received by Us at the Service Center prior to the next Monthly Anniversary Day, the Guaranteed Minimum Death Benefit Rider will terminate.

The Policy's Cash Surrender Value at the end of the Guaranteed Period may be insufficient to keep the Policy in force unless an additional payment is made at that time.

Reinstatement: If this rider terminates, it may not be reinstated.

Termination:  This rider will terminate on the earliest of these dates:

o    the date the policy terminates for any reason;

o the first Monthly Anniversary Day that falls on or next follows written request to cancel this rider;

o    the date the Premium Requirement has not been met; or

o    the date the Guaranteed Period ends.

                   BUSINESS MEN'S ASSURANCE COMPANY OF AMERICA

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                                    Secretary


VL67                                                                     (5/98)